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    Contacts:  Chemical Bank           Margaretten Financial
           Judy Walsh                  Bruce Schnelwar
           (212) 270-2914              Executive Vice President & CFO
                                       (908) 324- 4183
           Ken Herz
           (212) 270-4621              Morgen-Walke Associates
                                       Michelle Katz
                                       (212) 850-5629


                                       For Immediate Release
                                       Thursday, May 12, 1994

         New York, May 12 -- Chemical Bank, National Association, a wholly-owned bank subsidiary of Chemical Banking Corporation, and Margaretten Financial Corporation today announced that they have signed a definitive agreement for Chemical to acquire all the outstanding common shares of Margaretten for approximately $330 million.

         Under the terms of the agreement, which has been approved by the boards of directors of both companies, a subsidiary of Chemical will begin a cash tender offer no later than May 18, 1994 for all outstanding shares of common stock at $25 per share, and all outstanding depositary shares representing 8 1/4% Cumulative Preferred Stock, Series A at $25 per depositary share, plus accrued and unpaid dividends. The tender offer will be conditioned on, among other things, a minimum of 80% of the outstanding Margaretten common shares being validly tendered and not withdrawn.

         Following completion of the tender offer and receipt of any necessary shareholders' approval, remaining shares of common stock and depositary shares representing preferred stock not purchased in the tender offer will be acquired in a merger at the same prices. The transaction is subject to certain regulatory approvals.

         Upon completion of the transaction, which is expected at mid-year, Chemical will rank fourth nationwide in mortgage originations with a volume of approximately $26.3 billion, based on 1993 figures, and will
    rank fifth in mortgage servicing.   Based on March 31, 1994 figures,
    the combined servicing volume will be $54.5 billion.

         "Chemical views mortgage banking as a critical element of its nationwide retail financial services strategy," said Michael Hegarty, Chemical's senior executive vice president in charge of retail banking. "Our goal is to make Chemical the leading choice for a full range of financial services among consumers nationwide.

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         "Chemical and Margaretten are two outstanding institutions with complementary strengths. This transaction will expand our retail mortgage network serving realtors and builders, increase our penetration in existing markets and enhance our ability to serve the communities in which we do business.

         "In the rapidly consolidating mortgage business, firms with the critical mass to achieve economies of scale are best prepared to take advantage of growth opportunities," Hegarty continued. "The efficiencies created by this transaction will enable us to accelerate our plans to build a more comprehensive nationwide presence.

         "By leveraging technology and capital strength, we can continue to offer attractive pricing and outstanding credit quality and service quality, while Margaretten clients will gain access to an expanded product line, including jumbo mortgages and ARMs and low - to moderate-income-oriented products. At the same time, we will be able to take advantage of the excellent fee revenues that stem from the servicing end of the business."

         Chemical and Margaretten are both currently leaders in the mortgage business nationwide. The transaction will create a new organization in which origination volume will be in balance with servicing potential. In 1993, Chemical had originations of $14.7 billion and servicing volume of $36.4 billion. It has 19 retail offices and 24 wholesale offices in 20 states. Margaretten & Co., Inc. had originations of $11.6 billion and servicing volume of $15.6 billion. It has 78 retail offices and 11 wholesale offices in 25 states nationwide. At March 31, 1994, Chemical's servicing volume was $38.6 billion and Margaretten's servicing volume was $15.9 billion.

         Felix M. Beck, chairman and chief executive officer of Margaretten Financial Corporation, commented, "We believe this transaction provides our shareholders with the enhanced value we have been seeking since our initial public offering in January 1992. Our company when joined with Chemical will be able to provide a broad array of financial products to better serve our customers."

         Lehman Brothers Inc. has advised Chemical in this transaction. Goldman, Sachs & Co. has advised Margaretten in this transaction. Lehman Brothers Inc. and Chemical Securities Inc., an affiliate of Chemical, will serve as dealer managers for the tender offer.

         Chemical Banking Corporation is a worldwide banking organization with $164.2 billion in assets and nearly $11 billion in equity. It is the fourth largest bank holding company in the United States, with major franchises in key regional, national and global markets.

         Margaretten Financial Corporation, located in Perth Amboy, New Jersey, is the parent company of one of the nation's leading mortgage banking firms, Margaretten & Company, Inc. Its primary business is the origination, purchase, sale and servicing of residential mortgage loans. Its retail division has 78 branches and satellite offices in 21 states and its wholesale division operates primarily in California, the Pacific Northwest, Arizona, Georgia and Ohio.

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